Via Facsimile and U.S. Mail
Mail Stop 4720

February 1, 2010

Mr. Mark A. Kopser
Chief Financial Officer
United Surgical Partners International, Inc.
15305 Dallas Parkway, Suite 1600
Addison, Texas   75001

Re: United Surgical Partners International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the quarterly periods March 31 and June 30, 2009
File No. 333-144337

Dear Mr. Kopser:

We have completed our review of your Form 10-K and of your Forms 10-Q and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief